    As filed with the Securities and Exchange Commission on October 30, 1996
                                                      REGISTRATION NO. 333-_____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                           -------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           -------------------------

                             VSI  ENTERPRISES, INC.
             (Exact name of Registrant as specified in its charter)


            Delaware                                             84-1104448
  (State or other jurisdiction                                (I.R.S. Employer
of incorporation or organization)                            Identification No.)

                            5801 Goshen Springs Road
                            Norcross, Georgia 30071
                                 (404) 242-7566
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                           BILL R. BREWER, PRESIDENT
                            5801 Goshen Springs Road
                            Norcross, Georgia 30071
                                 (404) 242-7566
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                            ROBERT T. MOLINET, ESQ.
                           SMITH, GAMBRELL & RUSSELL
                     3343 PEACHTREE ROAD, N.E., SUITE 1800
                             ATLANTA, GEORGIA 30326

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


==============================================================================================================
                                                   PROPOSED MAXIMUM      PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF        AMOUNT TO BE      OFFERING PRICE PER    AGGREGATE OFFERING        AMOUNT OF
SECURITIES TO BE REGISTERED      REGISTERED            SHARE (1)             PRICE (1)        REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------
Common Stock, par value
$.00025 per share........        7,679,700               $2.28              $17,509,716            $5,306
==============================================================================================================

(1) Estimated solely for the purpose of calculating the filing fee pursuant to Rule 457(c) under the Securities Act of 1933.

                            ----------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

PROSPECTUS

                                7,679,700 SHARES

                             VSI ENTERPRISES, INC.

                                  COMMON STOCK



     The 7,679,700 shares of Common Stock (the "Common Stock") of VSI Enterprises, Inc. (the "Company") offered hereby are being sold by certain holders of the Common Stock of the Company named herein under "Selling Shareholders." Unless the context otherwise requires, the holders of the Common Stock selling shares hereunder are hereinafter collectively referred to as the "Selling Shareholders." The Company will not receive any proceeds from the sale of the Common Stock by the Selling Shareholders. See "Selling Shareholders," "Plan of Distribution" and "Use of Proceeds."

     The Common Stock is traded on the Nasdaq SmallCap Market under the symbol "VSIN" and on the Boston Stock Exchange under the symbol "VSI." On October 25, 1996, the average of the closing bid and asked price for the Common Stock, as reported on the Nasdaq SmallCap Market, was $2.41 per share.


    SEE "RISK FACTORS" ON PAGES 6 TO 8 FOR A DISCUSSION OF CERTAIN FACTORS
          THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT
                     IN THE COMMON STOCK OFFERED HEREBY.


 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                 THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.



==================================================================================
                                OFFERING   UNDERWRITING   PROCEEDS TO
                                PRICE TO  DISCOUNTS AND    SELLING     PROCEEDS TO
                                 PUBLIC    COMMISSIONS   SHAREHOLDERS    COMPANY
----------------------------------------------------------------------------------
     Per Share................  See Text    See Text       See Text      See Text
     Total....................   Below       Below          Below         Below
==================================================================================

     The Selling Shareholders have advised the Company that they may elect to offer for sale and to sell the Common Stock from time to time in one or more transactions through brokers in the over-the-counter market, in private transactions, or otherwise, in each case at market prices then prevailing or obtainable. Accordingly, sales prices and proceeds to the Selling Shareholders will depend upon price fluctuations and the manner of sale. The Selling Shareholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, brokerage commissions or similar fees in amounts which may vary from transaction to transaction. Such brokerage commissions and charges and the legal fees, if any, will be paid by the Selling Shareholders. The Company will bear all other expenses in connection with registering the shares offered hereby, which expenses are estimated to total approximately $25,000. See "Plan of Distribution."


                The date of this Prospectus is ___________, 1996

                             AVAILABLE INFORMATION

     The Company is subject to certain informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding the Company at http://www.sec.gov. Such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1506 and the Boston Stock Exchange, One Boston Place, Boston, MA 02108.

     The Company has filed a Registration Statement on Form S-3 (together with all amendments and exhibits filed or to be filed in connection therewith, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission pursuant to the 1934 Act are hereby incorporated in this Prospectus by reference:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995;
     2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;
     3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996;
     4.  The Company's Current Report on Form 8-K dated June 28, 1996;
     5. The Company's Amendment No. 1 on Form 8-K/A dated September 10, 1996 to its Current Report on Form 8-K dated June 28, 1996;
     6.  The Company's Current Report on Form 8-K dated October 2, 1996; and
     7. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A as filed with the Commission on November 12, 1991.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Please direct such requests to Investor Relations Department, VSI Enterprises, Inc., 5801 Goshen Springs Road, Norcross, Georgia 30071, telephone number (770) 242-7566.

                                  THE COMPANY


GENERAL

     VSI Enterprises, Inc. (the "Company") engages in the business of designing, manufacturing, and marketing turnkey interactive group videoconferencing systems (the "VSI Systems"). Each VSI System is designed with open software and modular subsystems which allow a VSI System to be expanded or reconfigured as technologies, user requirements, or new applications evolve. The Company's products are designed to allow multiple participants at geographically dispersed sites to see and hear each other on live television and share graphical and pictorial information using standard commercially available telecommunications transmission facilities. The Company integrates standard video, audio, and transmission components with its own proprietary video, audio, and computer control components and software.

     The Company's open software and modular subsystems streamline production and allow the product to be tailored to meet customers' specific needs without the necessity of custom design. The Company's lead product, introduced in November 1993, is marketed under the trade name Omega(TM). Customers are offered a variety of option packages to fit specific applications. Customers are also offered upgrade packages that make the Company's new product compatible with older models. To date, the Company has sold over 1,190 videoconferencing systems to approximately 250 customers, including such companies as NationsBank, NYNEX, Duracell and Johnson & Johnson, as well as various federal government departments and agencies.

     The Company was incorporated under the laws of Delaware on September 19, 1988 as Fi-Tek III, Inc. ("Fi-Tek") for the purpose of raising capital and to seek out business opportunities in which to acquire an interest. On August 21, 1990, the Company acquired 89.01% of the total common stock and common stock equivalents then issued and outstanding of Videoconferencing Systems, Inc., a Delaware corporation ("VSI"). VSI was founded in 1985 through the acquisition of a portion of the assets of a Sprint Corporation videoconferencing subsidiary. In December 1990, the Company changed its name from Fi-Tek III, Inc. to VSI Enterprises, Inc. During the first half of 1991, the Company acquired the remaining additional outstanding shares of common stock of VSI. The Company's U.S. operations are conducted principally through VSI.

     On July 31, 1992, the Company acquired substantially all of the outstanding shares of Common Stock of CyberVision, n.v., a Belgian corporation, in exchange for 1,340,000 shares of Common Stock of the Company and 130,000 Common Stock Purchase Warrants of the Company. In April 1994, the Company changed the name of CyberVision, n.v. to Videoconferencing Systems, n.v. (hereinafter referred to as "VSI Europe") to permit both companies to market products under the common trade name of "VSI." VSI Europe is an integrator and distributor of videoconference components (including those of the Company) in Europe and has installed videoconference room systems at sites in the United Kingdom, France, Germany, Belgium, the Netherlands, Luxembourg, Italy, Denmark, Sweden, Spain, Portugal, Ireland and Switzerland. VSI Europe has offices located in London, Paris and Antwerp.

     In April 1995, the Company acquired cR Solutions, a software company whose products include a reservation system for the management of videoconferencing systems. This business is being operated by the Company through its VSI Solutions, Inc. subsidiary ("VSI Solutions"). The Company acquired cR Solutions in exchange for 188,000 shares of Common Stock of the Company plus contingent consideration based on future sales by the Company of cR Solutions products.

     On June 28, 1996, the Company acquired Integrated Network Services, Inc. ("INS"), a company engaged in the design, installation and support of local and wide area networks, primarily for the healthcare industry. This business will be operated by the Company through its VSI Network Services, Inc. subsidiary ("VSINS"). The Company acquired INS in exchange for 500,000 shares of Common Stock of the Company in a transaction accounted for as a pooling of interests.

     On October 2, 1996, the Company acquired Eastern Telecom, Inc. ("ETI"), a company engaged in the business of marketing and sales of telecommunications services and products. This business will be operated as a wholly-owned subsidiary of the Company. The Company acquired ETI in exchange for 2,007,339 shares of Common Stock of the Company and $3.5 million cash.

     VSI, VSI Europe, VSI Solutions, VSINS and ETI will continue their respective businesses as operating subsidiaries of the Company. References to the Company herein refer to VSI Enterprises, Inc., VSI, VSI Europe, VSI Solutions, VSINS and ETI as a consolidated operation, unless the context indicates otherwise.

     The Company's principal executive offices and manufacturing facilities are located at 5801 Goshen Springs Road, Norcross, Georgia 30071, and its telephone number is (770) 242-7566.

RECENT DEVELOPMENTS

     In June 1996, the Company elected John R. Evans, age 47, as its Vice President of Operations. From May 1995 to June 1996, Mr. Evans served as Southeastern Sales Director of the Company. Mr. Evans served in various capacities with BellSouth Corporation from 1974 to 1994, including most recently as its Director of Broadband Planning.

     In July 1996, Edward S. Redstone, age 68, was elected to the Board of Directors of the Company. Mr. Redstone has been a private investor since 1994. From 1984 to 1994, he served as Chairman of the Board of Martha's Vineyard National Bank.

     In October 1996 the Company elected Mark E. Munro, age 34, as its President - Sales/Marketing and Distribution. In addition, at the Company's November 1996 Board meeting, Mr. Munro will be elected to the Board of Directors of the Company. Mr. Munro has served as President of Eastern Telecom, Inc., a telecommunications company acquired by the Company in October 1996, since 1987.

     In August 1996, the Company announced changes in the responsibilities of its executive officer management team. Bill R. Brewer was named President and Chief Operating Officer, and Leo M. Cortjens was named President of Corporate and Product Development and Chief Technical Officer, reporting to Mr. Brewer. Richard K. Snelling, the Company's Chairman and Chief Executive Officer, assumed direct responsibility and oversight of VSI Europe.

     On September 30, 1996, the Company issued $5,000,000 of 5% Convertible Debentures due September 1999 (the Debentures"), the proceeds of which were utilized to fund the cash portion of the acquisition of ETI and for working capital purposes. The Debentures are convertible into shares of Common Stock of the Company at the option of the holder at any time and by the Company at any time subsequent to September 30, 1997 in the event that the price per share of the Common Stock of the Company has increased by not less than 50% from the time of funding to the time of conversion by the Company. Any conversions (whether by the Company or the Debenture holders) shall be at a price equal to the lesser of (i) 80% of the current market value of the Common Stock of the Company or (ii) the market value of the Common Stock of the Company at the date of funding.

                                 RISK FACTORS


     THE PURCHASE OF THE SECURITIES OFFERED HEREBY INVOLVES SIGNIFICANT RISKS. PROSPECTIVE INVESTORS SHOULD GIVE CAREFUL ATTENTION TO THE FOLLOWING STATEMENTS RESPECTING CERTAIN RISKS APPLICABLE TO THE OFFERING.

     Dependence upon Subsidiaries. Since the Company's sole business henceforth is expected to be that of its subsidiaries, the Company is subject to the risks associated with being wholly dependent upon the performance of its subsidiaries.

     Working Capital Requirements; Need for Additional Financing. The Company may require additional capital or other financing to finance its operations and continued growth. The Company may seek additional equity financing through the sale of securities on a public or a private placement basis on such terms as are reasonably attainable. There can be no assurance that the Company will be able to obtain such financing when needed, or that if obtained, it will be sufficient or on terms and conditions acceptable to the Company.

     No History of Profitability. After eight years of operations, the Company has not reported any profits for a full year of operations. The Company incurred net losses of $4,592,340 and $2,662,354 during the years ended December 31, 1995 and 1994, respectively. As a consequence, the Company had an accumulated deficit of $17,353,654 and $12,761,314 at the end of each of these periods, respectively. There can be no certainty regarding the Company's ability to achieve or sustain profitability in the future. Whether or not VSI is able to operate profitably, the Company may require additional capital to finance its operations. Management believes that the Company's ability to continue operations is dependent upon successfully obtaining additional funds through debt or equity financing to provide working capital and other funds for operations, and ultimately, the achievement of profitability. There can be no assurance that the Company will be successful in achieving these goals.

     Technological Change and New Products. The market for the Company's products is characterized by rapidly changing technology, evolving industry standards and frequent product introductions. Product introductions are generally characterized by increased functionality and better picture quality at reduced prices. The introduction of products embodying new technology may render existing products obsolete and unmarketable. The Company's ability to successfully develop and introduce on a timely basis new and enhanced products that embody new technology, and achieve levels of functionality and price acceptable to the market will be a significant factor in the Company's ability to grow and to remain competitive. If the Company is unable, for technological or other reasons, to develop competitive products in a timely manner in response to changes in the industry, the Company's business and operating results will be materially and adversely affected.

     Integration of Acquired Businesses. An important element of the Company's growth strategy is to expand through acquisitions. The Company's future success is dependent upon its ability to finance and effectively integrate acquired businesses with the Company's operations. Although the Company believes that it will be able to effect such integration, there can be no assurance that INS, ETI or future acquisitions will be successfully integrated or that any such acquisition will otherwise be successful. In addition, the financial performance of the Company is now and will continue to be subject to various risks associated with the acquisition of businesses, including the financial effects associated with the integration of such businesses. There can be no assurance that the Company's acquisition strategy will be successful.

     Dependence on Third Parties. Substantially all of the Company's components, subsystems and assemblies are made by outside vendors. Disruption in supply, a significant increase in price of one or more of these components or failure of a third-party supplier to remain competitive in functionality or price could have a material adverse effect on the Company's business and operating results. There can be no assurance that the Company will not experience such problems in the future. Similarly, excessive rework costs associated with defective components or process errors associated with the Company's anticipated new product line of videoconferencing systems could adversely affect the Company's business and operating results.

     Foreign Sales and Operations. During fiscal 1995, revenues from international sales represented approximately 22% of the Company's net product sales, as compared to 27% of net product sales during the year ended December 31, 1994. The Company's profitability and financial condition therefore will be impacted by the success of these foreign operations. International sales and operations are subject to inherent risks, including difficulties and delays in obtaining pricing approvals and reimbursement, unexpected changes in regulatory requirements, tariffs and other barriers, political instability, difficulties in staffing and managing foreign operations, longer payment cycles, greater difficulty in accounts receivable collection and adverse tax consequences. Currency translation gains and losses on the conversion to United States dollars from international operations could contribute to fluctuations in the Company's results of operations. If for any reason exchange or price controls or other restrictions on the conversion or repatriation of foreign currencies were imposed, the Company's operating results could be adversely affected. There can be no assurance that these factors will not have an adverse impact on the Company's future international sales and operations and, consequently, on the Company's operating results.

     Concentration of Customers. The Company sells videoconferencing systems to a number of major customers. During fiscal 1995, approximately 20% of the Company's net product sales were to Duracell International and approximately 11% of the Company's net product sales were to NYNEX. There can be no assurance that the loss of one or more of these customers will not have an adverse effect on the Company's operations.

     Dependence on Key Employees and Management Growth. The Company's development, management of its growth and other activities depend on the efforts of key management and technical employees. Competition for such persons is intense. The Company uses incentives, including competitive compensation and stock option plans, to attract and retain well-qualified employees. There can be no assurance, however, that the Company will continue to attract and retain personnel with the requisite capabilities and experience. The loss of one or more of the Company's key management or technical personnel also could adversely affect the Company. The Company does not have employment agreements with its key management personnel or technical employees. The Company's future success is also dependent upon its ability to effectively attract, retain, train, motivate and manage its employees. Failure to do so could have a material adverse effect on the Company's business and operating results.

     Competition. Competition in the video communications market is intense. In the videoconferencing market, the Company's primary competitors are PictureTel Corporation, Compression Labs, Incorporated and VTEL Corporation, each of which has greater resources and market share than those of the Company. The Company expects other competitors, some with significantly greater technical and financial resources, to enter the videoconferencing market. If the Company cannot continue to offer new videoconferencing products with improved performance and reduced cost, its competitive position will erode. Moreover, competitive price reductions may adversely affect the Company's results of operations.

     Fluctuations in Quarterly Performance. The Company's product sales have historically been derived primarily from the sale of videoconferencing systems and related equipment, the market for which is still developing. In addition, the Company's revenues occur predominantly in the third month of each fiscal quarter. Accordingly, the Company's quarterly results of operations are difficult to predict, and delays in the closing of sales near the end of the quarter could cause quarterly revenues and, to a greater degree, operating and net income to fall substantially short of anticipated levels. The Company's total revenues and net income levels could also be adversely affected by cancellations or delays of orders, interruptions or delays in the supply of key components, changes in customer base or product mix, seasonal patterns of capital spending by customers, delays in purchase decisions due to new product announcements by the Company or its competitors, increased competition and reductions in average selling prices.

     No Assurance of Continued Trading Market in Company Securities. The Company's Common Stock is traded on the Nasdaq SmallCap Market and on the Boston Stock Exchange. There is no assurance that a public market for the Company's Common Stock will continue to be made or that persons purchasing the Company's securities will be able to avail themselves of a public trading market for the Common Shares in the future.

     In order for the Company's Common Stock to be eligible for continued listing on the Nasdaq SmallCap Market, the Common Stock must, among other things, have a minimum bid price per share of $1.00; provided, however that the Company is not required to maintain the $1.00 per share minimum bid price if it maintains market value of public float of not less than $1 million and capital and surplus of not less than $2 million. The Company's Common Stock currently is trading at a price in excess of $1.00 per share and as of June 30, 1996, the Company had in excess of $2 million in capital and surplus. Net losses in future periods, however, may result in the Company's capital and surplus falling below Nasdaq's minimum requirements. There can be no assurance that the Company will remain in compliance with Nasdaq's continued listing requirements. If the Common Stock is delisted by Nasdaq, the trading market for the Common Stock will be adversely affected, as price quotations for the Common Stock will not be as readily obtainable.

     No Dividends. The Company has never paid cash dividends on its Common Stock and has no plans to pay cash dividends in the foreseeable future. The policy of the Company's Board of Directors is to retain all available earnings for use in the operation and expansion of the Company's business.

     Possible Issuance of Preferred Stock. The Company is authorized to issue up to 800,000 shares of Preferred Stock, $.00025 par value (the "Preferred Stock"). Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions. No Preferred Stock is currently outstanding and the Company has no present plans for the issuance thereof. The issuance of any Preferred Stock could affect the rights of the holders of Common Stock, and therefore, reduce the value of the Common Stock and make it less likely that holders of Common Stock would receive a premium for the sale of their shares of Common Stock. In particular, specific rights granted to future holders of Preferred Stock could be issued to restrict the Company's ability to merge with or sell its assets to a third party.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of shares of the Common Stock by the Selling Shareholders. See "Selling Shareholders" for a list of those persons who will receive the proceeds from such sales.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of October 15, 1996 by the shareholders of the Company who are offering securities pursuant to this Prospectus (the "Selling Shareholders"). "Beneficial Ownership" includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both. All of the listed persons have sole voting and investment power over the shares listed opposite their names unless otherwise indicated in the notes below.


                                                        BEFORE THE OFFERING                      AFTER THE OFFERING
                                                      ------------------------                 -----------------------
                                                         NUMBER                 SECURITIES TO     NUMBER
NAME OF BENEFICIAL                                    BENEFICIALLY   PERCENT       BE SOLD     BENEFICIALLY    PERCENT
      OWNER                                              OWNED       OF CLASS    IN OFFERING       OWNED      OF CLASS
------------------                                    ------------   --------   -------------  ------------   --------
Jose I. Amaya......................................         705          *             705             0          0
Michael D. Anderson................................       4,230          *           4,230             0          0
Linda Barnett......................................         705          *             705             0          0
Garth E. Beard.....................................       5,287          *           5,287             0          0
Andre van den Bogaert(1)...........................      60,000(2)       *          25,000        35,000(2)       *
William J. Boing...................................       5,287          *           5,287             0          0
B.R. Brewer(3).....................................    152,9774          *           4,608       148,369(4)       *
Roger D. Brown.....................................      13,825          *          13,825             0          0
John T. Buchanan...................................       5,000          *           5,000             0          0
Kevin T. Burks.....................................       1,410          *           1,410             0          0
Larry M. Carr and Sharon R. Carr, JTWROS(5)........   1,893,880(6)     4.8          45,000     1,848,880(6)     4.7
Peter Clarke.......................................     122,091          *         122,091             0          0
Peter Clarke, II...................................       1,410          *           1,410             0          0
Robert Connely.....................................      10,173          *          10,173             0          0
Susan M. Daignault.................................       5,287          *           5,287             0          0
John E. Daly.......................................      23,042          *          23,042             0          0
Charles B. Dedwylder and Diana
  Dedwylder, JTWROS................................       5,000          *           5,000             0          0
Bruce M. Done......................................       4,608          *           4,608             0          0
James R. Driver....................................       1,057          *           1,057             0          0
Tom Eaton..........................................       4,794          *           4,794             0          0
Peggy Edwards......................................       9,165          *           9,165             0          0
Tom Edwards........................................       9,165          *           9,165             0          0

-----------------------------------

*        Less than 1% of outstanding shares.

(1)      Mr. Van den Bogaert serves as a director of the Company.

(2)      Includes 35,000 shares subject to presently exercisable stock options.

(3)      Mr. Brewer serves as President and Chief Operating Officer of the
         Company.

(4)      Includes 62,000 shares subject to presently exercisable stock options.

(5)      Mr. Carr serves as a director of the Company.

(6) Includes 50,000 shares subject to presently exercisable stock options and 250,000 shares subject to presently exercisable Common Stock Purchase Warrants.

                                                        BEFORE THE OFFERING                      AFTER THE OFFERING
                                                      ------------------------                 -----------------------
                                                         NUMBER                 SECURITIES TO     NUMBER
NAME OF BENEFICIAL                                    BENEFICIALLY   PERCENT       BE SOLD     BENEFICIALLY    PERCENT
      OWNER                                              OWNED       OF CLASS    IN OFFERING       OWNED      OF CLASS
------------------                                    ------------   --------   -------------  ------------   --------
Fairway Capital, Limited(7)........................     538,307        1.4           538,307         0            0
Raymond P. Fry and Marilyn T. Fry' JTWROS..........       5,000          *             5,000         0            0
Ned Greel Giddens..................................         352          *               352         0            0
Alex R. Godinez....................................       1,410                        1,410         0            0
Donald D. Grantges and Carol S.
  Grantges' JTWROS.................................      23,000          *            23,000         0            0
James P.S. Griffith' Jr............................      20,000          *            20,000         0            0
Joseph E. Groft....................................       1,410          *             1,410         0            0
Frank W. Hilliard..................................      26,000          *            26,000         0            0
William L. Hixon' Jr...............................      10,000          *            10,000         0            0
Rod Hollenbeck.....................................      63,817          *            63,817         0            0
Infinity Investors' Ltd.(7)........................     763,776        1.9           763,776         0            0
John R. James......................................         705          *               705         0            0
Richard Derek Jordan...............................         352          *               352         0            0
James J. Keefe.....................................         352          *               352         0            0
Kenneth R. Leggett.................................      10,000          *            10,000         0            0
Frank A. Liddell' Jr...............................      25,000          *            25,000         0            0
James L. Lollar....................................      10,000          *            10,000         0            0
Michael K. Love....................................      15,000          *            15,000         0            0
Patricia A. Lyons..................................       3,525          *             3,525         0            0
James McGuire......................................       3,525          *             3,525         0            0
Mark E. Munro(8)...................................   2,007,339(9)     5.2         2,007,339(9)      0            0
Susan S. Munro.....................................   2,007,339(10)    5.2         2,007,339(10)     0            0
Kathleen A. Murray.................................       3,225          *             3,225         0            0

-----------------------------------

*        Less than 1% of outstanding shares.

(7) Shares are issuable by the Company upon the conversion of 5% Convertible Debentures due September 1999. The Convertible Debentures are convertible into shares of Company Common Stock on the basis of a floating conversion ratio dependent in part on the market price of the Company Common Stock at the time of conversion and, therefore, cannot be determined at this time. The number of shares of Company Common Stock listed as beneficially owned by the Selling Stockholder assumes that all of the Convertible Debentures beneficially owned by such Selling Stockholder were converted on October 25, 1996. The Company has reserved for issuance, and this Prospectus includes, up to 4,000,000 shares of Common Stock issuable upon the conversion of the Convertible Debentures, as follows: Fairway Capital, Limited - 826,840 shares; Infinity Investors, Ltd. - 1,173,160 shares; and Southbrook International Investments, Ltd. - 2,000,000 shares. The Convertible Debentures limit the conversion right of the holder thereof such that the maximum number of shares of Company Common Stock issuable upon conversion of such Convertible Debentures may not exceed 4.9% of the then issued and outstanding shares of Company Common Stock following such conversion.

(8) Mr. Munro serves as President - Sales/Marketing and Distribution of the Company.

(9) Includes 1,003,670 shares owned by Mr. Munro's spouse. Mr. Munro's address is 300 Metro Center Boulevard, Warwick, Rhode Island 02886.

(10) Includes 1,003,669 shares owned by Ms. Munro's spouse. Ms. Munro's address is 300 Metro Center Boulevard, Warwick, Rhode Island 02886.

                                                        BEFORE THE OFFERING                      AFTER THE OFFERING
                                                      ------------------------                 -----------------------
                                                         NUMBER                 SECURITIES TO     NUMBER
NAME OF BENEFICIAL                                    BENEFICIALLY   PERCENT       BE SOLD     BENEFICIALLY    PERCENT
      OWNER                                              OWNED       OF CLASS    IN OFFERING       OWNED      OF CLASS
------------------                                    ------------   --------   -------------  ------------   --------
Kathleen E. Murray                                        2,300          *             2,300           0          0
Jerry W. O'Rear and Margaret O'Rear, JTWROS........      23,041          *            23,041           0          0
Bruce L. Pecaro....................................      30,000          *            30,000           0          0
Vincent J. Pecaro and Gerrie A. Pecaro.............      42,000          *            42,000           0          0
Richard L. Peranton................................      25,000          *            25,000           0          0
Mark Putnam........................................      38,845          *            38,845           0          0
April Rains........................................       2,500          *             2,500           0          0
Theodore M. Rains..................................      45,000          *            45,000           0          0
Edward S. Redstone(11).............................   2,382,500(12)    6.1           500,000   1,882,500(12)    4.8
Bart Riley.........................................       5,287          *             5,287           0          0
Manuel Riveros.....................................       5,287          *             5,287           0          0
Dianne Rogers......................................     122,091          *           122,091           0          0
Sean Rogers........................................       1,410          *             1,410           0          0
Christina Ruenger..................................      16,130          *            16,130           0          0
Stuart R. Russell..................................       2,500          *             2,500           0          0
Antonio Saavedra...................................       3,535          *             3,525           0          0
Jack Sable.........................................      63,017          *            63,817           0          0
R. Allen Schubert..................................      10,000          *            10,000           0          0
Richard A. Schubert................................      25,000          *            25,000           0          0
Allen B. Slack, Jr.................................       2,500          *             2,500           0          0
Cathy Slack........................................       2,500          *             2,500           0          0
Larry Slack........................................       2,500          *             2,500           0          0
Larry and Kathy Slack, JTWROS......................       5,000          *             5,000           0          0
Renerick Spencer Slack.............................       2,500          *             2,500           0          0
Smith, Gambrell & Russell(13)......................      50,000          *            50,000           0          0
Eric Smith.........................................       1,410          *             1,410           0          0
Richard K. Snelling(14)............................   1,095,721(15)    2.8            46,082   1,049,639(15)    2.7
Southbrook International Investments, Ltd.(7)......   1,302,083        3.2         1,302,083           0          0
Stewart W. Stanbro.................................       1,762          *             1,762           0          0
Edmund W. Trainor..................................      10,000          *            10,000           0          0

-----------------------------------

*        Less than 1% of outstanding shares

(11)     Mr. Redstone serves as a director of the Company.

(12) Includes 20,000 shares subject to presently exercisable stock options and 2,500 shares owned by Mr. Redstone's spouse. Mr. Redstone's address is 709 Monument Street, Concord, Massachusetts 01742.

(13) Smith, Gambrell & Russell, LLP serves as the Company's outside legal counsel. The shares of Common Stock offered hereby were issued to Smith, Gambrell & Russell, LLP in payment of legal services rendered to the Company.

(14) Mr. Snelling serves as Chairman of the Board and Chief Executive Officer of the Company.

(15) Includes 186,666 shares subject to presently exercisable stock options and 229,498 shares owned by Mr. Snelling's spouse.

                                                        BEFORE THE OFFERING                      AFTER THE OFFERING
                                                      ------------------------                 -----------------------
                                                         NUMBER                 SECURITIES TO     NUMBER
NAME OF BENEFICIAL                                    BENEFICIALLY   PERCENT       BE SOLD     BENEFICIALLY    PERCENT
      OWNER                                              OWNED       OF CLASS    IN OFFERING       OWNED      OF CLASS
------------------                                    ------------   --------   -------------  ------------   --------
NFSC/FMT SEP APX-868647 fbo
  Jeffrey M. Travis................................       5,500
Ramon Van Kallen...................................         352          *               352         0            0
Dennis Vehovic.....................................       7,000          *             7,000         0            0
J. Virgil Waggoner.................................      20,000          *            20,000         0            0
James M. Walker' Jr................................       7,000          *             7,000         0            0
Joseph H. Wombwell.................................      15,000          *            15,000         0            0

                           DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 46,000,000 shares of Common Stock of $.00025 par value and 800,000 shares of Preferred Stock of $.00025 par value, issuable in series, the relative rights and preferences of which may be designated by the Board of Directors.

COMMON STOCK

     Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Certificate of Incorporation. Holders of outstanding Common Shares are entitled to those dividends declared by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution, or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to holders of Common Shares after distribution is made to the preferred stockholders (see "Preferred Stock," below). Holders of outstanding Common Shares have no preemptive, conversion, or redemptive rights. All of the issued and outstanding Common Shares are, and all unissued shares when issued pursuant to the exercise of Warrants will be, duly authorized, validly issued, fully paid, and nonassessable.

PREFERRED STOCK

     The Company is authorized to issue up to 800,000 shares of $.00025 par value Preferred Stock, none of which is outstanding. The Board of Directors has the power, without further action by the stockholders, to divide any and all shares of Preferred Stock into series and to fix and determine the relative rights and preferences of the Preferred Stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidating and dissolution preferences, conversion or exchange rights and voting rights, if any.
Issuances of Preferred Stock by the Board of Directors may result in such shares having senior dividend and/or liquidation preferences to the holders of shares of Common Stock and may dilute the voting rights of such holders. Issuances of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting rights of holders of the Common Stock. In addition, the issuance of Preferred Stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the stockholders of the Company. The Company has no present plans to issue any shares of Preferred Stock.

TRANSFER AGENT

     SunTrust Bank, Atlanta, acts as the Transfer Agent for the Common Shares of the Company.


                              PLAN OF DISTRIBUTION

     The shares of Common Stock offered hereby for the benefit of the Selling Shareholders were originally issued by the Company pursuant to the private placement exemption from registration provided in Sections 3(b) and/or 4(2) of the Securities Act of 1933, as amended. The Company has agreed to register the shares for resale by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of such shares by the Selling Shareholders.

     The Common Stock may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. Accordingly, sales prices and proceeds to the Selling Shareholders will depend upon market price fluctuations and the manner of sale. The shares may be sold by one or more of the following, without limitation:
(a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer or for its account pursuant to the Prospectus, as supplemented, (c) an exchange distribution in accordance with the rules of such exchange, and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In addition, any securities covered by the Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to the Prospectus, as supplemented. From time to time the Selling Shareholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the shares in connection therewith.

     From time to time Selling Shareholders may pledge their shares pursuant to the margin provisions of their respective customer agreements with their respective brokers. Upon a default by a Selling Shareholder, the broker may offer and sell the pledged shares of Common Stock from time to time as described hereunder.

     The Selling Shareholders may effect transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, brokerage commissions or similar fees in amounts which may vary from transaction to transaction. The Selling Shareholders will pay such brokerage commissions and charges, as well as the fees and expenses of any counsel retained by them in connection with this offering. The Company will bear all other expenses in connection with registering the shares offered hereby, which expenses are estimated to total approximately $25,000.


                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the shares of Common Stock offered hereby have been passed upon for the Company by Smith, Gambrell & Russell, LLP, Atlanta, Georgia. As of October 15, 1996, Smith, Gambrell & Russell, LLP owned an aggregate of 50,000 shares of Common Stock, which shares are being offered hereby. See "SELLING SHAREHOLDERS."

                                   EXPERTS

     The financial statements of the Company as of December 31, 1995 and 1994 and for the fiscal years ended December 31, 1995 and 1994, and for the nine month period ended December 31, 1993 incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by the firm of Grant Thornton LLP, independent auditors, as set forth in their report thereon and are so incorporated in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Integrated Network Services, Inc. as of and for the years ended December 31, 1995 and 1994 incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K/A dated September 10, 1996 have been audited by the firm of Tiller, Stewart & Company LLC, independent auditors, as set forth in their reports thereon and are so incorporated in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

==============================================================================

     NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            -----------------------

                              TABLE  OF  CONTENTS

                                                                  Page
                                                                  ----
Available Information ..........................................    2
Incorporation of Certain Documents by Reference ................    2
The Company ....................................................    4
Risk Factors ...................................................    6
Use of Proceeds ................................................    8
Selling Shareholders ...........................................    9
Description of Securities ......................................   12
Plan of Distribution ...........................................   13
Legal Matters ..................................................   13
Experts ........................................................   14

==============================================================================
==============================================================================

                              VSI ENTERPRISES, INC.




                                7,679,700 SHARES

                                 COMMON  STOCK





                              P R O S P E C T U S




                               ___________, 1996






                            5801 Goshen Springs Road
                            Norcross, Georgia 30071
                                 (770) 242-7566

===============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below are estimates of the fees and expenses payable by the Company in connection with the offer and sale of the Common Stock:


               SEC Registration Fee.............................      $ 5,306
               Blue Sky Qualification Fees and Expenses.........        2,000
               Legal Fees and Expenses..........................        5,000
               Accounting Fees and Expenses.....................        1,500
               Transfer Agent Fees..............................          500
               Printing, Materials, and Postage.................        5,000
               Miscellaneous Expenses...........................        5,694
                                                                      -------

                     Total......................................      $25,000
                                                                      =======


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation provides that in actions other than in the right of the Company, the Company indemnifies directors and officers of the Company against costs, charges, expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company.

     With respect to actions by or in the right of the Company, the Company indemnifies directors and officers of the Company against costs, charges and expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of any action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company; except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the court shall deem proper.

     The indemnification provisions contained in the Company's Certificate of Incorporation are substantially coextensive with the provisions of Section 145 of the Delaware General Corporation Law, which sets forth the applicable terms, conditions and limitations governing the indemnification of officers, directors and other persons.

ITEM 16.  EXHIBITS.

     The following exhibits are filed with this Registration Statement.

         EXHIBIT NO.            DESCRIPTION OF EXHIBIT

             5.1          - Opinion of Smith, Gambrell & Russell
            23.1          - Consent of Grant Thornton LLP
            23.2          - Consent of Tiller, Stewart & Company LLC
            23.3          - Consent of Smith, Gambrell & Russell (contained in
                              their opinion filed as Exhibit - 5.1 hereto)

            24.1          - Powers of Attorney

ITEM 17.  UNDERTAKINGS

     (a)   The undersigned Registrant hereby undertakes:

           (1) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norcross, State of Georgia, on the 28th day of October, 1996.

                                   VSI ENTERPRISES, INC.


                                   By:  /s/ Richard K. Snelling
                                      ------------------------------------------
                                      Richard K. Snelling, Chairman of the Board
                                      and Chief Executive Officer
                                      (Principal Executive Officer)

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the following capacities on the dates indicated.


              Signature                           Title                        Date
              ---------                           -----                        ----
      /s/ Richard K. Snelling             Chairman of the Board,          October 28, 1996
-----------------------------------    and Chief Executive Officer
         Richard K. Snelling

          /s/ B. R. Brewer             President, Chief Operating         October 28, 1996
-----------------------------------       Officer and Secretary
            B. R. Brewer                  (Principal Financial
                                         and Accounting Officer)

        /s/  Leo M. Cortjens                     Director                 October 28, 1996
-----------------------------------
           Leo M. Cortjens

                                                 Director                 October __, 1996
-----------------------------------
        Andre Van den Bogaert

                                                 Director                 October __, 1996
-----------------------------------
          Carleton A. Brown

                  *                              Director                 October 29, 1996
-----------------------------------
            Larry M. Carr

                  *                              Director                 October 29, 1996
-----------------------------------
          A. John Knapp, Jr.

                  *                              Director                 October 29, 1996
-----------------------------------
         Edward S. Redstone

*By:  /s/  Richard K. Snelling
    -----------------------------------------
    Richard K. Snelling, as attorney-in-fact
    pursuant to powers of attorney filed with
    this Registration Statement

                                 EXHIBIT INDEX


Exhibit                                                     Sequential
Number                Description of Exhibit                 Page No.
-------               ----------------------                 --------
   5.1           Opinion of Smith, Gambrell & Russell

  23.1           Consent of Grant Thornton LLP

  23.2           Consent of Tiller, Stewart & Company LLC

  24.1           Powers of Attorney